Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Explanatory Note

On February 27, 2024 (the “Closing Date”), Critical Metals Corp., a BVI business company incorporated in the British Virgin Islands (“Critical Metals” or the “Company”), consummated the previously announced business combination pursuant to the Agreement and Plan of Merger, dated as of October 24, 2022, as amended as of January 4, 2023, July 7, 2023, and November 17, 2023 (the “Merger Agreement”), by and among ELAT, Sizzle Acquisition Corp., a Delaware corporation (the “SPAC” or “Sizzle”), European Lithium Limited, an Australian Public Company limited by shares (“EUR” or “European Lithium”), European Lithium AT (Investments) Limited, a BVI business company incorporated in the British Virgin Islands (“ELAT”) and Project Wolf Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of ELAT (“Merger Sub”). The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination”.

Pursuant to the Business Combination and Merger Agreement (a) ELAT acquired all of the issued and outstanding shares of ELAT held by shareholders of ELAT in exchange for ordinary shares of ELAT, such that ELAT became a wholly owned subsidiary of ELAT and the shareholders of ELAT became shareholders of ELAT (the “Share Exchange”); and immediately thereafter (b) Merger Sub merged with and into Sizzle, with Sizzle continuing as the surviving entity and wholly owned subsidiary of ELAT.

The Merger Agreement provided that at the effective time of the Business Combination (the “Effective Time”):

●	all of the outstanding shares of Sizzle’s common stock, par value $0.0001 per share (the “Sizzle Common Stock”), were exchanged for the right to receive the ordinary shares of ELAT, par value $0.001 per share (the “Ordinary Shares”) (following which exchange, all shares of Sizzle Common Stock were cancelled and ceased to exist);

●	all of the outstanding whole warrants of Sizzle, entitling the holder thereof to purchase one share of Sizzle Common Stock at an exercise price of $11.50 per share (collectively, the “Sizzle Warrants”) were assumed by ELAT and converted into the right to receive a warrant to purchase one Company Ordinary Share (in lieu of Sizzle Common Stock) at the same exercise price (collectively, the “Public Warrants”); and

●	shareholders of ELAT received Ordinary Shares in the Share Exchange, equal to the amount of shares consisting of (i) Seven Hundred Fifty Million Dollars ($750,000,000), divided by (ii) the redemption amount per share of Sizzle Common Stock payable to Sizzle stockholders in connection with the closing of the Business Combination as provided in the Merger Agreement, and which we refer to as the Closing Share Consideration.

Introduction

The following tables present, as of the dates and for the periods presented, unaudited pro forma condensed combined financial information of Critical Metals and its consolidated subsidiaries after giving effect to the consummation of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X (as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”) and is provided to aid you in your analysis of the financial aspects of the Business Combination.

Accounting Treatment of Business Combination

The Business Combination was accounted for as a share-based payment transaction in accordance with IFRS 2. Management has evaluated all the indicators of control from IFRS 10 and IFRS 3. Although there is a higher level of judgement when it comes to the analysis of the conditions set forth in IFRS 3, we believe that the indicators of relative voting rights, composition of governing body, composition of senior management, terms of exchange, relative size, and other factors favored EUR as the accounting acquirer. Accordingly, for accounting purposes, management has determined that EUR is the accounting acquirer under IFRS 3 and the SPAC is considered to be the accounting acquiree for financial reporting purposes. Under this method of accounting, the ongoing financial statements of The Company will reflect the net assets of ELAT, the accounting predecessor at historical cost, with no additional goodwill recognized.

ELAT has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	European Lithium, ELAT’s sole shareholder, has the largest portion of relative voting rights in The Company;

●	the initial Company Board consists of five directors at the closing of the Business Combination, with four directors nominated by European Lithium and one directors nominated by Sizzle;

●	ELAT’s existing operations will represent all the ongoing operations of the post-combination company; and

●	the purpose and intent of the Business Combination is to create an operating public company, with management continuing to use the assets of ELAT to grow the business.

Ownership

The following summarizes the pro forma of our ordinary share ownership as of immediately following Closing, not giving effect to any shares issuable upon the exercise of any warrants or stock options:

	Number of Shares Owned	% Ownership
Sizzle public stockholders (excluding shares held by Empery)	91,999	0.1%
Sizzle Sponsor, Initial Stockholders and directors and officers(2)	3,395,100	4.2%
Cantor and EBC(3)	1,322,850	1.6%
Empery(4)	7,149,000	8.8%
Supplier Shares(5)	1,892,549	2.3%
EUR(6)	67,788,383	83.0%
Pro Forma Combined Company Common Stock(1)	81,639,881	100.0%

(1)	Presents the Company’s current outstanding number of public shares as of the date of Closing.

(2)	Shares held by the Sponsor plus the Sizzle Initial Stockholders, which includes Sizzle directors and officers.

(3)	Shares as of the Closing held by Cantor (1,247,250 shares, consisting of the 1,200,000 shares as compensation to Cantor in connection with the deferred underwriting fee and 47,250 representative shares which Cantor purchased in a private placement in connection with the Sizzle IPO) and EBC (consisting of the EBC Shares).

(4)	Represents the number of Pubco Ordinary Shares issued to the PIPE Investors pursuant to the Subscription Agreements. Such shares consist of (i) an aggregate of 1,000,000 Pubco Ordinary Shares subscribed for pursuant to the Subscription Agreements, subject to offsets for purchases of 799,600 Public Shares in the open market prior to closing, (ii) 2,049,000 founder shares transferred by Sponsor prior to the Closing (effective at the Closing, as contemplated by and in accordance with the terms set forth in the Merger Agreement, each Founder Share was cancelled and converted into the right to receive one Ordinary Share), (iii) 1,100,000 Pubco Ordinary Shares issued to the PIPE Investors at Closing, and (iv) an aggregate of up to 3,000,000 Pubco Shares issued to the PIPE Investors at Closing that are to be released to the PIPE Investors at a rate of three Pubco Ordinary Shares for each Pubco Ordinary Share that the PIPE Investors purchase upon exercise of such PIPE Investors’ warrants. In addition, pursuant to the Subscription Agreements, at Closing the PIPE Investors were issued warrants to purchase up to an aggregate of 1,000,000 Pubco Ordinary Shares, at an exercise price of $10.00 per share (subject to adjustment, including full ratchet anti-dilution protection), expiring on the date that is 15 months after the Closing.

(5)	Represents Pubco Ordinary Shares issued at Closing pursuant to fee modification agreements entered into with various vendors and services providers. No individual vendor or service provider owns greater than 1% of the Pubco Ordinary Shares outstanding as of the Closing.

(6)	Represents the issuance of 67,788,383 Pubco Ordinary Shares to EUR pursuant to the Merger Agreement. This amount has been calculated based on the stated value of $750,000,000 for the Acquired Business (as defined in the Merger Agreement) divided by the redemption amount per share of Sizzle Common Stock payable to Sizzle stockholders in connection with the Closing as provided in the Merger Agreement. Such amount does not reflect the Earnout Shares that EUR issued pursuant to the Merger Agreement.

The ownership percentages set forth above and in the tables below include the shares issuable to the parties listed, but do not take into account (i) any shares reserved for issuance under the Incentive Plan or ESPP, (ii) any issuance of shares underlying Pubco Warrants) (please refer to the table below entitled “Additional Dilution Sources” showing dilution from the exercise of Sizzle Warrants, (iii) the issuance of up to 1,000,000 Ordinary Shares underlying warrants issued to the PIPE Investors pursuant to the Subscription Agreements, (iv) the Earnout Shares, or (v) any adjustments to the Merger Consideration payable to EUR pursuant to terms set forth in the Merger Agreement. See “Unaudited Pro Forma Condensed Combined Financial Information” for further information regarding the various redemption scenarios and the assumptions used in each.

Share ownership and the related voting power presented under each redemptions scenario in the table above are only presented for illustrative purposes.

Pro Forma Financial Information

The following unaudited pro forma condensed combined balance sheet as of June 30, 2023 combines the audited historical balance sheet of ELAT as of June 30, 2023 and the unaudited historical balance sheet data of Sizzle as of June 30, 2023, giving pro forma effect to the Business Combination as if it had occurred on June 30, 2023. The following unaudited pro forma condensed combined statement of operations for the year ended June 30, 2023 combines the historical statement of operations of ELAT for the year ended June 30, 2023 and the historical statement of operations of Sizzle for the period from June 30, 2022 to June 30, 2023, giving pro forma effect to the Business Combination as if it had occurred on July 1, 2022. The historical financial information of ELAT was derived from the audited financial statements of ELAT as of and for the year ended June 30, 2023; and the historical financial information of Sizzle was derived from the audited financial statements of Sizzle as of December 31, 2022 and 2021, and the unaudited condensed financial statements for the periods ended June 30, 2023 and 2022, by subtracting from the results of the operations for twelve months ended December 31, 2022 the results of the operations for the six months ended June 30, 2022 and adding results of the operations ended June 30, 2023.

The historical financial statements of ELAT have been prepared in accordance with IFRS and in its presentation currency of the U.S. dollar. The presentation currency of ELAT has been determined to be U.S. dollars reflecting the current principal equity and financing structure. The results and financial position of ELAT and any of its subsidiaries (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency in accordance with the accounting policy outlined in the audited financial statements of ELAT. The historical financial statements of Sizzle have been prepared in accordance with U.S. GAAP and in its presentation currency of the U.S. dollar. Following the Business Combination, The Company will qualify as a foreign private issuer and will prepare its financial statements in accordance with IFRS. Accordingly, the following unaudited pro forma condensed combined financial information has been prepared in accordance with IFRS, and no material accounting policy difference is identified in converting Sizzle’s historical financial statements to IFRS. See “Important Information about U.S. GAAP and IFRS.” The historical financial information of ELAT included in the following unaudited pro forma condensed combined financial information has been presented in its presentation currency of the U.S. dollar.

Assumptions and estimates underlying the unaudited pro forma adjustments reflected in the unaudited pro forma condensed combined financial information are described in the accompanying notes. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not purport to indicate the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information does not consider any potential impacts of changes in market conditions on revenues, expense efficiencies, asset dispositions, acquisitions, and share repurchases, among other factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. As a result, actual results may differ materially from the unaudited pro forma condensed combined financial information presented in this section.

Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of June 30, 2023 assumes that the Business Combination occurred on June 30, 2023. The period is presented on the basis of ELAT as the accounting acquirer.

The unaudited pro forma condensed combined balance sheet as of June 30, 2023 has been prepared using, and should be read in conjunction with, the following:

●	Sizzle’s unaudited balance sheet as of June 30, 2023 and the related notes; and

●	ELAT’s audited consolidated balance sheet as of June 30, 2023 and the related notes, included elsewhere in this report.

The unaudited pro forma condensed combined statement of operations for the year ended June 30, 2023 has been prepared using, and should be read in conjunction with, the following:

●	Sizzle’s unaudited condensed statement of operations for the six months ended June 30, 2023 and 2022, and the related notes and the audited financial statements of Sizzle for the fiscal years ended December 31, 2022 and 2021 and the related notes, included elsewhere in this report and,

●	ELAT’s audited consolidated statement of operations for the year ended June 30, 2023 and the related notes, included elsewhere in this report.

●	Sizzle’s results of the operations for the twelve months ended June 30, 2022 were derived from the statement of operations for the twelve months ended December 31, 2021, less results of the operations for the six months ended June 30, 2021, plus results of the operations for the six months ended June 30, 2021.

This information should also be read together with “Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this Report.

Sizzle management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

There is no historical activity with respect to the Company and Merger Sub, and accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

The unaudited pro forma condensed combined financial information does not include the effect of exercising the 7,750,000 Sizzle Warrants which were assumed by the Company and are exercisable for one Company Ordinary Share in accordance with the terms of the Assignment and Assumption of Warrant Agreement, because the exercise of such warrants is subject to certain terms and conditions as set forth in the Assignment and Assumption of Warrant Agreement. Issuance of such Company Ordinary Shares would have a further dilutive effect on existing holders of the Company Ordinary Shares.

The unaudited pro forma condensed combined financial information does not include the effect of the issuance of any portion of the Earnout Consideration equal to a number of Company Ordinary Shares equal to 10% of the Closing Share Consideration (representing approximately 6,778,838 Company Ordinary Shares valued at $11.06), because the issuance of such Earnout Consideration is subject to certain terms and conditions as set forth in the Merger Agreement. Issuance of such Earnout Consideration would have a further dilutive effect on existing holders of Company Ordinary Shares.

The unaudited pro forma condensed combined financial information does not include any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination. The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Sizzle believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in these notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Sizzle believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of each of Sizzle and ELAT.

UNAUDITED PRO FORMA COMBINED
BALANCE SHEET
AS OF JUNE 30, 2023

	European Lithium AT (Investments) Limited	European Lithium	Sizzle Acquisition Corp.				Pro Forma Balance Sheet
	Historical (audited)	Historical (audited)	Historical (US GAAP)	Pro Forma (Ajustment to convert to IFRS)	As Adjusted		Transaction Accounting Adjustments		Proforma Combined
	USD	USD	USD	USD	USD		USD		USD

Current Assets
Cash and cash equivalents	0	137,451	23,415	0	23,415		180,292	2(b)	341,158
Other current assets	3,033	94,149	39,167	0	39,167		19,440,000	2(k)	19,576,349
	3,033	231,600	62,582	0	62,582		19,620,292		19,917,507
Non-current assets
Cash and marketable securities held in Trust account	0	0	47,479,282	0	47,479,282		(47,479,282)	2(a)	0
Restricted cash and other deposits	0	21,170	0	0	0		0		21,170
Property and plant and equipment	0	7,555	0	0	0		0		7,555
Investment in associates	0	0	0	0	0		427,062	2(i)	427,062
Deferred exploration and evaluation expenditure	0	34,724,374	0	0	0		0		34,724,374
	0	34,753,099	47,479,282	0	47,479,282		(47,052,220)		35,180,161
Total assets	3,033	34,984,699	47,541,864	0	47,541,864		(27,431,928)		55,097,668

Current liabilities
Provisions	0	7,458	0	0	0		0		7,458
Accrued offering costs and expenses	63,501	3,203,646	1,864,763	0	1,864,763		(4,825,442)	2(c)	306,468
							4,452,658	2(c)	4,452,658
Franchise tax payable	0	0	0	0	0		0		0
Excise tax payable	0	0	1,143,627	0	1,143,627		0		1,143,627
Deferred tax liability	0	0	0	0	0		0		0
Income tax payable	0	0	720,769	0	720,769		(658,472)	2(b)	62,297
Promissory Note – related party	34,603	0	529,437	0	529,437		200,000	2(n)	34,603
	0	0	0	0	0		730,000	2(m)	0
							(729,437)	2(n)
							(730,000)	2(m)
	98,104	3,211,104	4,258,596	0	4,258,596		(1,560,694)		6,007,110
Non-current liabilities
Deferred underwriters fee	0	0	8,150,000	0	8,150,000		(8,150,000)	2(c)	0
Trade and other payables	0	0	0	0	0		0		0
Warrant liability	0	0	0	1,162,500	1,162,500	2(g)	0		1,162,500
Loans and Borrowings	0	0	0	47,479,282	47,479,282	2(h)	(47,479,282)	2(a)	0
	0	0	8,150,000	48,641,782	56,791,782		(55,629,282)		1,162,500
Total liabilities	98,104	3,211,104	12,408,596	48,641,782	61,050,378		(57,189,976)		7,169,610

Common stock subject to possible redemption	0	0	47,435,190	(47,435,190)	0	2(h)	0		0

Net Assets	(95,071)	31,773,595	(12,301,922)	(1,206,592)	(13,508,514)		29,758,048		47,928,058

Equity
European Lithium AT (Investments) Limited
Share capital	0	39,414	0	0	0		(39,414)	2(f)	0
Reserves	0	40,878,338	0	0	0		(40,878,338)	2(f)	0
Retained earnings	(95,071)	(9,144,157)	0	0	0		9,144,157	2(f)	(95,071)
Sizzle Acquisition Corp.
share capital	0	0	627	0	627		(627)	2(f)	0
Additional paid up capital	0	0	0	(44,092)	(44,092)		44,092	2(f)	0
Retained earnings	0	0	(12,302,549)	(1,162,500)	(13,465,049)	2(g)	13,465,049	2(f)	0
Company
Ordinary share capital	0	0	0	0	0		294	2(e)	769,441,458
	0	0	0	0	0		750,000,000	2(f)
							422	2(f)
							20	2(l)
							410	2(l)
							78	2(c)
							120	2(c)
							12	2(j)
							29	2(n)
							73	2(m)
							19,440,000	2(k)
Share premium reserve	0	0	0	0	0		39,414	2(f)	(586,430,976)
							40,878,338	2(f)
							(44,092)	2(f)
							9,864,217	2(e)
							73,600,180	2(o)
							(750,000,000)	2(f)
							46,707,323	2(f)
							(46,707,118)	2(f)
							1,060,918	2(l)
							45,361,345	2(l)
							(45,361,755)	2(l)
							2,010,588	2(l)
							703,706	2(m)
							8,574,478	2(c)
							13,276,611	2(c)
							8,076,605	2(m)
							1,874,988	2(j)
							3,226,217	2(n)
							427,062	2(i)
Accummulated deficit	0	0	0	0	0		(13,465,049)	2(f)	(134,987,353)
							(5,126,731)	2(c)
							(6,137,056)	2(c)
							(7,507,877)	2(c)
							(73,600,180)	2(o)
							(2,010,588)	2(l)
							(703,706)	2(m)
							(1,875,000)	2(j)
							(2,496,809)	2(n)
							(7,346,678)	2(m)
							(4,452,658)	2(c)
							(160,866)	2(b)
							(730,000)	2(m)
							(200,000)	2(n)
							(30,000)
	0	0	0	0	0		(9,144,157)	2(f)
Total equity	(95,071)	31,773,595	(12,301,922)	(1,206,592)	(13,508,514)		29,758,048		47,928,058

UNAUDITED PRO FORMA COMBINED
STATEMENT OF OPERATIONS
AS OF JUNE 30, 2023

	European Lithium AT (Investments) Limited	European Lithium	Sizzle Acquisition Corp.				Pro Forma Statement of Operations
	Historical (audited)	Historical (audited)	Historical (US GAAP)	Pro Forma (Ajustment to convert to IFRS)	As Adjusted		Transaction Accounting Adjustments		Proforma Combined
	USD	USD	USD	USD	USD		USD		USD

Continuing Operations
Interest and other income	0	111,218	3,466,060	0	3,466,060		0		3,577,278
Consultants and professional services expenses	0	(374,618)	0	0	0		0		(374,618)
Administration expenses	0	(35,653)	0	0	0		0		(35,653)
Finance costs	0	(14,871)	0	0	0		(2,010,588)	2(l)	(2,025,459)
							(703,706)	2(m)	(703,706)
							(1,875,000)	2(j)	(1,875,000)
Depreciation expense	0	(6,757)	0	0	0		0		(6,757)
Depreciation expense - leased asset	0	0	0	0	0		0		0
Foreign exchange	0	(2,199)	0	0	0		0		(2,199)
Merger expenses	(95,071)	(5,009,866)	0	0	0		(7,507,877)	2(c)	(12,612,814)
	0	0	0	0	0		(73,600,180)	2(o)	(73,600,180)
							(4,452,658)	2(c)	(4,452,658)
Other expenses	0	0	0	0	0		(160,866)	2(b)	(183,261)
							(730,000)	2(m)	(730,000)
							(200,000)	2(n)	(200,000)
							(30,000)		(30,000)
Formation and operating cost	0	0	(2,777,863)	0	(2,777,863)		0		(2,777,863)
Change in the fair value of warrants	0	0	0	4,454,767	4,454,767	2(g)	0		4,454,767
Fair value gain/(loss) on conversion of debt	0	0	0	0	0		(5,126,731)	2(c)	(5,126,731)
							(7,346,678)	2(m)	(7,346,678)
							(2,496,809)	2(n)	(2,496,809)
	0	0	0	0	0		(6,137,056)	2(c)	(6,137,056)
Franchise tax	0	0	0	0	0		0		0
Loss before income tax	(95,071)	(5,332,746)	688,198	4,454,767	5,142,964		(112,378,147)		(112,685,395)
Income tax expense	0	0	(717,359)	0	(717,359)		0		(717,359)
Loss after tax from continuing operations	(95,071)	(5,332,746)	(29,161)	4,454,767	4,425,605		(112,378,147)		(113,402,754)

Other comprehensive income, net of income tax
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	0	1,358,781	0	0	0		0		1,358,781
Other comprehensive (loss) for the period, net of income tax	0	1,358,781	0	0	0		0		1,358,781

Total comprehensive (loss) for the year	(95,071)	(3,973,965)	(29,161)	4,454,767	4,425,605		(112,378,147)		(112,043,973)

Weighted average number of ordinary shares outstanding - Basic	100	100	13,595,900		13,595,900				81,639,881
Net profit per share - Basic	(950.71)	(53,327.46)	(0.00)		0.33				(1.39)
Weighted average number of ordinary shares outstanding - Diluted	100	100	13,595,900		13,595,900				89,389,881
Net profit per share - Diluted	(950.71)	(53,327.46)	(0.00)		0.33				(1.27)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

1. IFRS Adjustments and Reclassifications

The historical financial information of European Lithium and its wholly owned subsidiary (the “Group”) for the year ended June 30, 2023, was prepared in accordance with IFRS.

The presentation currency of the Group has been determined to be US Dollars reflecting the current principal equity and financing structure.

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency in accordance with the accounting policy outlined in the audited financial statements.

The historical balance sheet of Sizzle Acquisition Corp at June 30, 2022 was prepared in accordance with US GAAP and has been adjsuted to give effect to the differences between US GAAP and IFRS.

2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

General

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X (as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”). Release No. 33-10786 replaces the previous pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The Company has elected not to present Management’s Adjustments and is only presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The pro forma condensed combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted net loss per Company Ordinary Share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of Company Ordinary Shares outstanding, assuming the Business Combination occurred on July 1, 2021.

Proforma Adjustments and Transaction Accounting Adjustments

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2022 are as follows:

2(a)	Reflects the reclassification adjustment to the Sizzle proforma balance sheet of $47,479,282 cash and marketable securities held in trust account that became available to fund the Transactions (see Note 2(b)(i)).

2(b)	The table below represents the source and uses of funds as it relates to the Transactions:

Description	Note	Pro Forma
Existing Cash
Cash balance of European Lithium prior the Proposed Transaction		137,451
Cash balance of Sizzle prior the Proposed Transaction		23,415
Usage of existing cash for operational expenses		(160,866)
		0
Sizzle proforma adjustments
Cash and marketable securities held in Trust account	(i)	47,479,282
Cash and marketable securities held in Trust account - Adjustment to tie back to current cash balance	(ii)	902,608
Redemptions (Second Round)	(ii)	(14,520,220)
Redemptions (Third Round)	(ii)	(8,618,733)
Redemptions (Forth Round)	(ii)	(15,650,215)
Payment of taxes	(iii)	(318,211)
Receipt of funds from subscription agreement	(vi)	360,000
Receipt of funds from Promissory Note – related party	(vii)	200,000
Sub-total		9,834,511

Income tax payable	(iii)	(658,472)
Payment of deferred underwriting fee	(iv)	(8,150,000)
Value of shares issued as settlement of deferred underwriting fee	(iv)	8,150,000
Sub-total		(658,472)

Total Sizzle proforma adjustments		9,176,039

Proposed Transaction accounting adjustments
Value of Shares issued PIPE	(v)	1,060,938
Commitment fee payable to GEM	(viii)	(1,875,000)
Value of Shares issued as compensation of financing arrangements to GEM	(viii)	1,875,000
Total Proposed costs of the transaction pro forma accounting adjustments - Not yet paid or accrued	(ix)	(7,507,877)
Total Proposed costs of the transaction pro forma accounting adjustments - Accrued	(ix)	(4,825,442)
Value of Shares issued as compensation of financial advisory services	(x)	2,437,500
		(8,834,881)

Proforma cash balance		341,158

i.	Represents the amount of the restricted investments and cash held in the Trust Account at June 30, 2023 (see Note 2(a)).

ii.	Represents Sizzle cash balance at June 30, 2023 (see Note 2(a)) of $47,479,282 less redemptions since June 30, 2023 in connection with the special meetings of shareholders held on August 8, 2023 (1,337,244 shares based on a redemption price of $10.858 per share) February 6, 2024 (779,917 shares based on a redemption price of $11.05 per share) and February 21, 2024 (1,414,537 shares based on a redemption price of $11.06 per share) plus amount drawn down under the Polar facility $360,000 and other receipts from notes payable of $200,000 plus accrued interest of $902,608 less payment of tax $318,211 to total trust account of $9,834,511 at Closing (see Note 2(e)).

iii.	Represents the payment of taxes which are payable by the Company ahead of the distribution of funds to investors.

iv.	Represents the cash payment of deferred underwriting fees incurred as part of the initial public offering committed to be paid upon the consummation of a Business Combination (see Note 2I(i)). Cantor agreed in writing to reduce its deferred underwriting fee, through the issuance of 1,200,000 shares of Sizzle common stock in lieu of a cash fee. The difference in the fee payable and fair value of these shares has resulted in a loss in the extinguishment of liabilities of $5,126,731 which is included herewith in the Unaudited Pro Forma Condensed Combined Statement of Operations.

v.	Represents the value of shares issued pursuant to PIPE Financing (see Note 2(l)).

vi.	Represents the amount of funds received pursuant to Polar Subscriptions (see Note 2(m)).

vii.	Represents the receipt of funds pursuant to a note payable by Sizzle (see Note 2(n)).

viii.	Represents the commitment fee payment of $1,875,000 payable to GEM (see Note 2(j)).

ix.	Represents estimated transaction costs (see Note 2(c)(ii)).

x.	Represents the amount of transaction costs settled via way of issue of equity (see Note 2(c)(iii)).

2(c)	Represents transaction costs incurred as part of the Business Combination:

i.	Payment of the deferred underwriters’ fees incurred in connection with Sizzle’s IPO is reflected as an adjustment to the Sizzle pro forma balance sheet settled via way of equity (see Note 2(b)iv)).

ii.	The total estimated incremental transaction costs related to the Business Combination of $9,895,819 payable as of the Closing Date of which $4,825,442 has been accrued in the audited historical financial statements at June 30, 2023. In addition, transaction costs of $9,278,100 have been accrued as of the Closing Date and are payable post-Closing Date accordingly, accounts payable has increased by this amount. The total estimated incremental transaction costs are reflected as an adjustment to the unaudited pro forma combined balance sheet as a reduction of cash and cash equivalents with a corresponding decrease in cost of equity (see Note 2(b)(x)). These transaction costs are not expected to have a recurring impact.

iii.	Reflects a reduction of fees payable to vendors and service providers, whereby such parties have agreed to accept Pubco Ordinary Shares and/or cash (or a combination) in lieu of such cash fee. The difference in the fee payable and fair value of these shares has resulted in a loss in the extinguishment of liabilities of $6,137,056 which is included herewith in the Unaudited Pro Forma Condensed Combined Statement of Operations.

2(d)	Represents capital contributions from European Lithium Ltd, ELAT’s parent entity. The issue of shares in ELAT pursuant to funding received remained outstanding at June 30, 2023. The balance of this account has been reclassified from unissued capital reserves as part of the Proposed Transaction (see Note 2(f)(i)).

2(e)	The unaudited pro forma combined balance sheet reflects the reclassification of Sizzle’s common stock from non-current liabilities to $294 Sizzle share capital and increase to share premium reserve of $9,864,217.

2(f)	To reflect the recapitalization of European Lithium through adjustments to the unaudited pro forma combined financial statements as follows:

i.	The contribution of all the aggregate share capital, reserves and accumulated deficit in European Lithium to Critical Metals of $39,414, $40,878,338 and $9,144,157.

ii.	The issuance of 67,788,383 Company ordinary shares to European Lithium Shareholders is recorded as an increase to Company ordinary share capital of $750,000,000.

iii.	The elimination of the historical Sizzle Common Stock of $627, additional paid up capital $44,092 and accumulated deficit of $13,465,049.

iv.	Reflects the net adjustment in respect of Sizzle Common Stock in relation to the reorganization between Sizzle and the Company and the Business Combination. Upon completion of the reorganization between Sizzle and the Company, a total of 2,049,000 founder shares were forfeited with the balance of Sizzle Common Stock being surrendered in exchange for the same number of Company ordinary shares. The unaudited pro forma combined balance sheet reflects the increase to Company ordinary share capital of $422, and increase in Critical Metals share premium reserve of $46,707,323.

2(g)	The fair value of the 7,750,000 public warrants issued in connection with Sizzle’s initial public offering were initially measured at fair value totaling $5,617,267 using Monte Carlo simulation model. The fair value of the 7,750,000 public warrants as of June 30, 2023 was $1,162,500 based on the listed market price of such warrants at this date. For the period ended June 30, 2023 the cumulative change in fair value of these warrants from the date of the IPO to June 30, 2023 of $4,454,767 is included herewith in the Unaudited Pro Forma Condensed Combined Statement of Operations.

2(h)	Reflect the reclassification of 15,500,000 shares subject to possible redemption to Company ordinary shares.

2(i)	On May 2, 2023, the Company entered into a Deed of Trust with EV Resources Limited (“EVR”) for the transfer of the 20% interest in EV Resources GmbH which holds the interest in the Weinebene Lithium Project (the “Weinebene Project”) and the Eastern Alps Lithium Project (the “Eastern Alps Project”) upon consummation of the Business Combination. Under the terms of the deed of trust, nil consideration is to be paid by the Company in respect to this acquisition. The carrying value of $427,062 has been recognized at cost based on the carrying value in the audited accounts of European Lithium Ltd.

2(j)	Reflects the commitment fee of 1.5% under the share purchase agreement of $125 million, payable to GEM, which would need to be paid within a year of the first trading day of the Company.

2(k)	Reflects issuance of common stock warrants to GEM of 2.0% of the total equity interests of the Company on a fully diluted basis as of the Closing Date, at an exercise price equal to the lesser of (i) the closing bid price of the Common Shares on the Public Listing Date, or (ii) the quotient obtained by dividing $972 million by the total number of equity interests (equal to the number of Common Shares, assuming the conversion or exchange of all other equity interests for Common Shares), exercisable into shares of the Company after the Merger.

2(l)	Represents the Subscription Agreements entered into to raise PIPE Financing of $10 million through the issuance of 1,000,000 Company Ordinary Shares at a purchase price of $10 per share. In addition, upon the Closing, the Company will issue for no additional consideration to the PIPE Investors (i) an aggregate of 1,000,000 Company Ordinary Shares, (ii) warrants (the “Warrants”) to purchase up to an aggregate of 1,000,000 Company Ordinary Shares, at an exercise price of $10.00 per share (subject to adjustment, including full ratchet anti-dilution protection), expiring on the date that is 15 months after Closing, and (iii) an aggregate of 3,000,000 Company Ordinary Shares (the “Additional Shares”) that are subject to transfer restrictions but will be released to the PIPE Investors at a rate of three Additional Shares for each Company Ordinary Share that the PIPE Investor purchases upon exercise of such PIPE Investors’ Warrants, and which will otherwise be forfeited with respect to any portion of the Warrant that remains unexercised upon the expiration of the Warrants. The fair value of the Warrants is $1,856,959 using the Black Scholes valuation model which has been recognized as a finance expense in the Unaudited Pro Forma Condensed Combined Statement of Operations.

2(m)	Represents a subscription agreement entered into with Polar Multi-Strategy Master Fund (Polar) for total cash proceeds to deposit into the Trust Account of $730,000 in exchange for the transfer within 2 days of Closing of 730,000 founders shares of Sizzle held by Sponsor. On July 31, 2023, Sponsor raised $175,000, on August 30, 2023, Sponsor raised $60,000, on October 4, 2023 Sponsor raised $75,000, on November 2, 2023, the Sponsor raised $120,000 and on December 19, 2023 the Sponsor raised $300,000, in each case from Polar Subscriptions, in exchange in the aggregate for 730,000 founders shares held by Sponsor, and this aggregate amount, consisting of $730,000, was loaned as Extension Loans by Sponsor to Sizzle to pay into the Trust Account as Extension Funds. In addition, Polar has been issued with 150,000 warrants to purchase up to 150,000 Company Ordinary Shares, at an exercise price of $10.00 per share (subject to adjustment, including full ratchet anti-dilution protection), expiring on the date that is 15 months after Closing being the same terms and conditions as the Warrants issued to the PIPE Investors (refer to note 2(l)). The fair value of the 350,000 Warrants is $649,936 using the Black Scholes valuation model which has been recognized as a finance expense in the Pro Forma Unaudited Pro Forma Condensed Combined Statement of Operations. The unaudited pro forma combined balance sheet reflects the increase to The Company ordinary share capital of $73, and increase in the Company share premium reserve of $8,067,109 with the difference in the amount payable and fair value of these shares has resulted in a loss in the extinguishment of liabilities of $7,337,182 which is included herewith in the Unaudited Pro Forma Condensed Combined Statement of Operations.

2(n)	Represents the repayment of note payable totaling $729,437 in exchange for the issue of 240,000 shares to satisfy notes payable of $600,000 and 50,000 shares to satisfy notes payable of $129,437. The unaudited pro forma combined balance sheet reflects the increase to the Company ordinary share capital of $29, and increase in the Company share premium reserve of $3,204,742 with the difference in the amount payable and fair value of these shares has resulted in a loss in the extinguishment of liabilities of $2,475,334 which is included herewith in the Unaudited Pro Forma Condensed Combined Statement of Operations.

2(o)	Represents the preliminary estimated expense recognized for the stock exchange listing service received, in accordance with IFRS 2, for the excess of the fair value of Sizzle Common Shares issued to Sizzle shareholders and the fair value of Sizzle’s identifiable net assets at the date of the Business Combination, resulting in a $73,491,373 decrease to retained earnings. The consideration for the acquisition of Sizzle was determined using the Sizzle common share price referenced to the Transaction Financing at $11.05 per share. The estimated IFRS 2 listing expense ais further illustrated below:

	Pro Forma
Fair value of equity instruments deemed to have been issued by the Company
Sizzle Share Consideration Price		11.064
Total number of Sizzle shares at closing		7,162,199
Total fair value of equity instruments issued to Sizzle shareholders		$79,241,443

Fair value of identifiable net assets of Sizzle
Cash and cash equivalents		$23,415
Other current assets		$39,167
Cash and marketable securities held in Trust account		$9,834,511
Accrued offering costs and expenses	-$	1,864,763
Excise tax payable	-$	1,143,627
Income tax payable	-$	720,769
Promissory Note – related party	-$	529,437
Fair value of identifiable net assets of Sizzle at June 30, 2023		$5,638,497

IFRS 2 listing expense		$73,602,946

3. Net Loss per Common Share

Represents the net profit per common share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since July 1, 2022. As the Business Combination and related transactions are being reflected as if they had occurred on July 1, 2022, the calculation of weighted average shares outstanding for basic and diluted net profit per common share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented.